Exhibit 21.1
SUBSIDIARIES OF AMERICAN COMMERCIAL LINES INC.

STATE OR
JURISDICTION OF
INCORPORATION OR
SUBSIDIARY	ORGANIZATION
Commercial Barge Line Company	Delaware
ACL Transportation Services LLC	Delaware
American Commercial Lines LLC	Delaware
ACL Finance Corp.	Delaware
American Commercial Barge Line LLC	Delaware
Jeffboat LLC	Delaware
American Commercial Lines International LLC	Delaware
ACBL Dominicana S.A.	Dominican Republic
ACL Professional Services Inc.	Delaware
Elliott Bay Design Group LLC	Delaware